UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, October 9, 2023 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program September 12, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE through March 31, 2024 pursuant to an agreement with Arctic Securities AS and its subsidiary, Arctic Securities LLC (“Arctic”).

For the period from and including October 2 through October 6, 2023, Seadrill purchased a total of 577,384 shares at an average price of $42.92 per share. The transactions effected through the agreement with Arctic comprise all the transactions effected by or on behalf of Seadrill Limited during the period.

Transaction overview

Date	Trading Venue	Aggregated daily volume (number of shares)	Weighted average share price (USD)	Total daily transaction value (USD)
2 Oct. 2023	OSE	10,299	44.73	460,628
2 Oct. 2023	NYSE	86,277	44.39	3,829,577
3 Oct. 2023	OSE	12,316	43.67	537,787
3 Oct. 2023	NYSE	95,000	43.81	4,161,532
4 Oct. 2023	OSE	5,467	43.05	235,330
4 Oct. 2023	NYSE	49,000	42.83	2,098,690
5 Oct. 2023	OSE	6,865	42.67	292,930
5 Oct. 2023	NYSE	160,000	42.23	6,757,536
6 Oct. 2023	OSE	15,548	42.18	655,747
6 Oct. 2023	NYSE	136,612	42.10	5,751,324
Period total	OSE	50,495	43.22	2,182,422
	NYSE	526,889	42.89	22,598,659
	Total	577,384	42.92	24,781,081
Previously disclosed totals (accumulated)	OSE	160,891	46.65	7,504,831
	NYSE	983,078	46.56	45,776,322
	Total	1,143,969	46.58	53,281,153
Program total	OSE	211,386	45.83	9,687,253
	NYSE	1,509,967	45.28	68,374,981
	Total	1,721,353	45.35	78,062,234

The issuer’s holding of own shares: 1,721,353

Following the completion of the above transactions, Seadrill Limited owned a total of 1,721,353 of its own shares, corresponding to 2.16% of Seadrill Limited’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Arctic Securities that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: October 10, 2023	By:	/s/ Grant Creed Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.